Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 19, 2012

Registration Statement Nos. 333-180141 and 333-180836

(Relating to the Preliminary Prospectus Supplement dated April 10, 2012 and the Prospectus dated April 9, 2012)

We have filed registration statements and a preliminary prospectus supplement (including an accompanying prospectus) with the Securities and Exchange Commission, or SEC, which are referenced above. You should read the preliminary prospectus supplement and accompanying prospectus and other documents we have filed with the SEC for more complete information about us and the offering of our common stock to which this issuer free writing prospectus relates. You may obtain these documents for free on the SEC website at www.sec.gov. You may also access the preliminary prospectus supplement and accompanying prospectus related to the offering by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1165231/000119312512157147/d331428d424b5.htm. Alternatively, a preliminary prospectus and accompanying prospectus may be obtained from Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by calling 415-364-2720. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer	Procera Networks, Inc.
Common stock offered by us	4,500,000 shares
Common stock to be outstanding after this offering	19,195,942 shares
Over-allotment option	675,000 shares
Public offering price	$21.00 per share
Pricing Date	April 19, 2012
Closing Date	On or about April 25, 2012
Estimated net proceeds to us	We estimate that the net proceeds to us from the sale of the 4,500,000 shares of common stock in this offering will be approximately $88.0 million based on an offering price of $21.00 and after deducting underwriting discounts and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $101.3 million after deducting underwriting discounts and estimated offering expenses payable by us.
NASDAQ Global Market Symbol	PKT
Sole book-running manager	Stifel Nicolaus Weisel
Co-lead manager	William Blair & Company
Co-managers	Pacific Crest Securities, Raymond James and Sterne Agee

The number of shares of common stock to be outstanding after this offering is based on 14,695,942 shares of common stock outstanding as of February 29, 2012.

The number of shares of common stock to be outstanding after this offering does not take into account:

•	1,136,232 shares of common stock issuable upon the exercise of stock options outstanding as of February 29, 2012, with a weighted average exercise price of $10.37 per share;

•	29,862 shares of common stock issuable upon the exercise of warrants outstanding as of February 29, 2012, with a weighted average exercise price of $14.72 per share; and

•	an aggregate of 248,595 shares of common stock available for future award under our equity incentive plan.

Unless otherwise stated, all information contained in this free-writing prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	gives effect to a 1-for-10 reverse stock split of our common stock that became effective on February 4, 2011; and

•	reflects all currency amounts in United States dollars.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and stockholders’ equity as of December 31, 2011:

•	on an actual basis; and

•

as adjusted to give effect to the receipt of net proceeds from the sale of 4,500,000 shares of common stock at an offering price of $21.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds” in the prospectus supplement.

The following table should be read in conjunction with our consolidated financial statements and related notes, which are incorporated by reference into the prospectus supplement.

	As of December 31, 2011
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$23,900	$111,860

Total debt	$0	$0

Stockholders’ equity:
Common stock, $0.001 par value; 32,500,000 shares authorized; 14,627,867 shares (actual) and 19,127,867 shares (as adjusted) issued and outstanding as of December 31, 2011	15	19
Additional paid-in capital	105,205	193,161
Accumulated other comprehensive loss	(390)	(390)
Accumulated deficit	(58,263)	(58,263)

Total stockholders’ equity	$46,567	$134,527

The information above is based on 14,627,867 shares of our common stock outstanding as of December 31, 2011 and does not include:

•	1,197,561 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2011, with a weighted average exercise price of $10.35 per share;

•	85,262 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2011, with a weighted average exercise price of $7.75 per share; and

•	an aggregate of 228,574 shares of common stock available for future award under our equity incentive plan.

DILUTION

If you purchase our common stock in this offering, your interest will be diluted to the extent of the difference between the offering price per share and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

Our net tangible book value (unaudited) at December 31, 2011 was approximately $45.6 million, or $3.12 per share, based on 14,627,867 shares of our common stock outstanding as of December 31, 2011. After giving effect to the sale of 4,500,000 shares of common stock by us at an offering price of $21.00 per share, less the estimated offering expenses payable by us and underwriters’ discounts, our as adjusted net tangible book value (unaudited) at December 31, 2011 would have been approximately $133.6 million, or $6.98 per share. This would represent an immediate increase in the net tangible book value of $3.86 per share to existing stockholders and an immediate dilution of $14.02 per share to investors in this offering. The following table illustrates this per share dilution:

Offering price per share		$21.00

Historical net tangible book value per share as of December 31, 2011	$3.12
Increase in historical net tangible book value per share attributable to investors in this offering	$3.86

As adjusted net tangible book value per share after giving effect to this offering		$6.98

Dilution per share to investors in this offering		$14.02

If the underwriters exercise their over-allotment option to purchase 675,000 shares of common stock in full, our as adjusted net tangible book value (unaudited) at December 31, 2011 would have been approximately $146.9 million, or $7.42 per share. This would represent an immediate increase in the tangible book value of $4.30 per share to existing stockholders and an immediate dilution of $13.58 per share to investors in this offering.

The information above is based on 14,627,867 shares of our common stock outstanding as of December 31, 2011 and does not include:

•	1,197,561 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2011, with a weighted average exercise price of $10.35 per share;

•	85,262 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2011, with a weighted average exercise price of $7.75 per share; and

•	an aggregate of 228,574 shares of common stock available for future award under our equity incentive plan.